FINANCIAL STATEMENT 2019

ABG Sundal Collier, Inc.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** AND ENDING **12/31/2019**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ABG SUNDAL COLLIER, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 THIRD AVENUE, SUITE 9-C

(No. and Street)

NEW YORK	**NEW YORK**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORA SIMONSEN   212-605-3822

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP

(Name – *if individual, state last, first, middle name*)

135 WEST 50TH STREET	**NEW YORK**	**NEW YORK**	**10020**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





OATH OR AFFIRMATION

I, NORA SIMONSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG SUNDAL COLLIER, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Hyacinth Rose McFarlane
Notary Public, State of New York
No. 01MC6281893
Qualified in New York County
Commission Expires May 13, 2021

02/28/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(A Wholly Owned Subsidiary of ABG Sundal Collier Holdings, Inc.)

(SEC I.D. No. 8-44768)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of ABG Sundal Collier, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc., (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2007.

New York, New York
February 27, 2020

Mazars USA LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.



STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2019
Cash and cash equivalents	$	4,567,140
Receivable from affiliates		14,277,643
Office lease right-of-use asset		2,055,252
Furniture, equipment and leasehold improvements		125,147
(Net of accumulated depreciation and amortization of $213,685)		
Other assets		121,931
TOTAL ASSETS	$	**21,147,113**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Office lease liability	$	2,217,614
Payable to affiliate		201,053
Taxes payable		75,003
Accrued expenses and other liabilities		238,336
Accrued discretionary bonuses		22,209
Total liabilities		**2,754,215**

Stockholder's equity		
Common stock		5
$0.01 par value: 1,000 shares authorized, 500 shares issued and outstanding		
Additional paid-in-capital		2,951,463
Retained earnings		15,441,430
Total stockholder's equity		**18,392,898**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**21,147,113**

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2019

Note 1 – General

ABG Sundal Collier, Inc. (the "Company") is a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly-owned by ABG Sundal Collier ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company generates commissions by introducing institutional customer commission business to a clearing broker-dealer on a fully-disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, who takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from Customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

Commissions earned on securities transactions and related expenses are recorded on a trade date basis, and the Company believes this is when the performance obligation is satisfied.

The Company recognized research revenue when the Company provides research to and collectability is assured. The Company believes that the performance obligation is satisfied at a point in time when research is provided and the collectability is probable as the client can benefit from the research services alone.

Right of Use Asset and Lease Liability

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply an available practical expedient allowing the carry-over of historical lease determination and lease classification conclusions. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Receivables From and Deposit with Clearing Broker

The clearing agreement with Wedbush Securities Inc. was terminated effective October 30, 2019. On December 31, 2019 the firm did not have any receivables or deposit with the clearing broker.

Cash and Cash Equivalents

Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of 90 days or less.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease terms or their useful lives.

Income Taxes

The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2019, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years ended before 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 3 – Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2019, are as follows:

Furniture	$	73,647
IT equipment		4,225
Other equipments and machinery		85,349
Leasehold Improvements		175,611
Total cost		**338,832**
Accumulated depreciation and amortization		(213,685)
	$	**125,147**

Note 4 – Income taxes

The major sources of temporary differences and their deferred income tax effects as of December 31, 2019, are as follows:

Deferred tax assets:		
Net operating loss carry-forward	$	431,259
Depreciation adjustment		20,608
Acccrued bonus		(6,285)
Deferred rent		59,176
Valuation allowance		(504,758)
Total deferred tax assets	$	-

The Company has Federal income tax net operating loss carryforwards of $0 as of December 31, 2019. The state and local income tax net operating loss carryforwards are $3,233,702 and $3,120,984, respectively, as of December 31, 2019, expiring from 2031 to 2036. The valuation allowance decreased from $879,644 to $504,758 at December 31, 2019.

Note 5 – Retirement plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service, as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested.

Note 6 – Commitments and Contingencies

The Company signed a lease effective November 30, 2015, which expires on May 29, 2026, for new office space. The lease has provisions for future rent increases and rent free periods. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. In connection with the lease agreement, the Company is required to maintain a $219,350 letter of credit in the event of default which expires on July 31, 2026. There are no amounts outstanding under the letter of credit. The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

Year ending December 31,		Minimum rent
2020	$	366,758
2010		389,970
2022		389,970
2023		389,970
2024		389,970
Therafter		552,455
Total undiscounted lease payments		**2,479,093**
Less imputed interest		(261,479)
Total lease liability	$	**2,217,614**

Note 7 – Concentration of Credit Risk

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully-disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintains a cash balance with one financial institution, which is not subject to Federal Deposit Insurance Company ("FDIC") insurance limits.

Note 8 – Related Party Transactions

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance, and other brokerage related services on behalf of the Company's customers.

The Company receives an allocation from ASA consisting of introducing fees, as well as incoming and outgoing of support services from and to the Company's international affiliates. As of December 31, 2019, $13,777,545 is due from ASA and is included in receivable from affiliates.

The receivable from Holdings is a result of the tax benefit received and payment of taxes from the filing of consolidated tax returns.

The other receivables and payables are a result of cost sharing between the companies.

The table below summarized the related party transactions:

Company	Liabilities	Receivables
ABG Sundal Collier ASA	$	$ 13,777,545
ABG Sundal Collier AB	67,075	
ABG Sundal Collier Partners LLP	133,978	
ABG Sundal Collier Holdings Inc		190,462
ABG Sundal Collier ASA, Copenhagen Branch		309,516
ABG Sundal Collier ASA, Frankfurt Branch		120
Total intercompany balance transactions	**$ 201,053**	**$ 14,277,643**

Note 9 – Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of either $250,000 or 1/15 of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $3,868,177 which was $3,618,177 in excess of its required net capital of $250,000. At December 31, 2019, the Company had aggregate indebtedness of $698,963. The ratio of aggregate indebtedness to net capital was 0.181 to 1.